

September 14, 2010

Mr. Harry J. White, Jr.
Chief Financial Officer
Silverleaf Resorts, Inc.
1221 Riverbend Drive, Suite 120
Dallas, TX 75247

   Re: **Silverleaf Resorts, Inc.**
     Form 10-K
     Filed March 8, 2010
     File No. 001-13003

Dear Mr. White:

   We have reviewed your letter dated July 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies, page 43

Allowance for Uncollectible Notes, page 44

1. We note your response to comment 3. Please confirm to us that there are no longer any outstanding notes sold with recourse to *any* entity. If so, please also tell us if you are able to estimate a reasonably possible amount of loss related to repurchases of the notes, if applicable.

Notes to Consolidated Financial Statements, page F-7

Note 1. Nature of Business, page F-7

2.   We note your response to comment 4. Please additionally address your consideration of the timeshare owners/members as potential related parties in your VIE/ primary beneficiary analysis.

3.   You state in your response that the investors have voting rights with respect to the activities of the CIRA; however, your disclosure on page 25 states that you currently have the right to unilaterally appoint the Board of Directors or Governors of the Clubs until the respective control periods expire (typically triggered by the cessation of sales of the planned development). Please provide us with the following additional details:

-   Tell us all of the terms of the control periods.

-   Advise us if the control periods of any of the Clubs have expired, how long the control periods have been, and your expectations regarding the expiration of the control periods.

-   Explain to us your ability to control when the control periods end.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3782 if you have questions.

                                                Sincerely,

                                                Jessica Barberich
                                                Assistant Chief Accountant